July 23, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F. Street, N.E.
Washington, D. C. 20549

Re: Globe Life Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Response Dated June 20, 2024
File No. 001-08052

Ladies and Gentlemen,

Please find below our response to the comments on Globe Life Inc.’s Form 10-K for the fiscal year ended December 31, 2023 and our response letter to you dated June 20, 2024, set forth in your letter dated July 16, 2024. We appreciate the opportunity to provide information in response to your questions.

Below we have listed your comments in bold font and our response following. For items for which we are presenting future proposed disclosures, we have highlighted those in italics and underlined font and added any new edits in bold to further address your comments.

Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.    Please refer to prior comment 3. To the extent that lapse rate trends materially impact revenue recognized or other relevant financial metrics, please revise future filings to disclose the rates and discuss trends. Refer to Item 303 of Regulation S-K for guidance.

Response:

Lapse rate trends have been consistent with our expectations and have not resulted in a material favorable or unfavorable impact on revenues. We acknowledge the guidance under Item 303 of Regulation S-K and we will include disclosures related to lapse rate trends that materially impact revenue recognized or other relevant financial metrics if applicable in future filings.

Comment:

Other Receivables, page 67

2.    Please refer to prior comment 10. Please revise your proposed disclosure in future filings to:

•Clarify what portion of commissions are considered level commissions in the final sentence in the first paragraph of your proposed disclosure.

Response:

We propose to include the following disclosure in Item 7. Management’s Discussion and Analysis in our next Form 10-K filing:

Excluding our Direct to Consumer division, we sell our policies primarily through independently contracted agents (“agents”) who earn commissions in accordance with contracts they have with the respective insurance subsidiary of the Company. These contract arrangements with agents cover commission structures and rates, contract periods, and credit terms for settlement of agent advance accounts, vesting rights in future renewal commissions upon termination of contracts and responsibility for premium collections. Contract terms with agents vary, but generally commissions are earned over the life of the policy as premiums are paid. Commissions are calculated on a policy-by-policy basis and vary by product type and policy year. Commission rates are higher for the first-year premium when a policy is issued and are generally reduced for policies that remain in effect for renewal periods (e.g., commission rates may reduce in years 2-10 and again in year 11 and after). T~~he portion of commissions that are ultimately paid are considered level commissions.~~ After a certain period (typically 10 years), commission rates become constant over the remaining life of the policy and are considered level commissions.

•Disclose an approximate percentage of commissions that are paid in advance. We note the agent debit balance was $501 million at December 31, 2023 and total commissions earned during 2023 was approximately $1.1 billion.

Response:

We note the following items:

•In the disclosure related to Other Receivables on page 67, the reported $501 million in debit balances is primarily related to advance commissions (payment in advance of when earned and contractually due related to both first year and renewal commissions). The agent debit balance is reduced as commissions are earned on policies that remain inforce;
•The commissions earned were $920 million in 2023 and related to both first year and renewal business;
•The agent debit balance is 1.8% of total assets.

We propose to include the following disclosure in relation to the 2nd paragraph of our original proposal language in our next Form 10-Q filing:

Generally, commissions are paid to an agent when due over the life of a policy as premiums are paid. However, some agents may qualify to have their commissions (primarily first-year commissions) paid in advance of when the commissions are earned. To the extent an advance is made, we will generally advance up to 65% of first year commissions. This creates an agent debit balance which is classified within “Other receivables” in the consolidated financial statements. If an agent has an agent debit balance with the company, commissions earned by that agent are generally first applied to reduce the amounts owed the company. Any excess will be paid to the agent in cash.

Comment:

Note 6—Policy Liabilities, page 96

3.    Please refer to prior comment 13. We note your statement that any line for derecognition will be $0. Please revise note (3) to your present value of expected future policy benefits table in future filings to clarify that benefit payments do not include lapses.

Response:

Benefit payments reported in our present value of expected future policy benefits table represent actual payments during the period related to death, lapse and maturity. We do not have non-cash derecognition items to report in the period since we update the net premium ratio for actual experience every quarter and any difference is a component of the remeasurement gain or loss line in the table noted. Certain lapses, typically for policies in later durations, may result in benefit payments as a result of the surrender of cash values and are included within the benefit payments line in the table.

We propose to include the following disclosure to present value of expected future policy benefits table footnote 3 in our next Form 10-Q filing:

(3) Benefit payments represent the release of the present value, using the original discount rate, of the actual future policy benefits incurred during the period due to death, surrender, and maturity benefit payments based on the revised expected assumptions.

Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed.

Sincerely,

Globe Life Inc.

By:	/s/ Thomas P. Kalmbach
Thomas P. Kalmbach
Executive Vice President and Chief Financial Officer

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